M. Richard Cutler, Esq	Corporate Securities Law
Admitted in California & Texas

February 14, 2023

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Division of Corporate Finance

Washington, DC 20549

Attn: Scott Stringer and Adam Phippen

Re:	Allied Corp.
Form 10-K for the Fiscal Year Ended August 31, 2022
Filed December 14, 2022
File No. 000-56002

Gentlemen:

As you are aware we represent Allied Corp. (the “Company”). This letter is to respond to your correspondence dated February 3, 2023 by email relative to the Company.

Your request as well as our responses are set forth below:

Form 10-K for the Fiscal Year Ended August 31, 2022

Item 9A. Controls and Procedures, page 64

1. We note your response to comment one. The disclosure included in your Forms 10-K and 10-Q does not address Item 307 of Regulation S-K. Your disclosure addresses the requirements in Item 308 of Regulation S-K regarding your internal control over financial reporting. In accordance with Item 307 of Regulation S-K, please disclose the conclusions of your principal executive and principal financial officers, or persons performing similar functions, regarding the effectiveness of your disclosure controls and procedures. Additionally, please be aware that Item 308 of Regulation S-K is only a fiscal year requirement (Form 10-K) while Item 307 of Regulation S-K is required for each period covered by your annual and interim period reports (Forms 10-K and 10-Q).

RESPONSE: We have amended both our Form 10-K for the Fiscal Year Ended August 31, 2022 as well as our 10-Q for the Quarterly Period Ended November 30, 2022 to include the disclosure required by Item 307.

Thank you for your time and for your assistance with this matter. Please do not hesitate to contact us at the numbers or emails reflected on this email.

Best Regards,

/s/ M. Richard Cutler

M. Richard Cutler

6575 West Loop South, Suite 400	www.cutlerlaw.com	Tel (800) 606-7150
Bellaire, Texas 77401		Fax (713) 583-7150